                                                   File Pursuant To Rule 424(B)5
                                                    Registration No. 333-79307

                                                       [THE ANDERSONS - LOGO]



   PROSPECTUS
   $8,000,000 8.75% TEN YEAR DEBENTURES
   $12,000,000 8.25% FIVE YEAR DEBENTURES
   ($1,000 MINIMUM INVESTMENT)
                                                             The Andersons, Inc.
                                                           480 West Dussel Drive
                                                              Maumee, Ohio 43537
                                                                   (419)891-5050
================================================================================
                               TERMS OF DEBENTURES


- Debentures will be issued the first of the month following our receipt of payment. Interest begins to accrue on that day.

- Interest will be paid to you annually on the anniversary of the date issued.

- We may redeem debentures at any time by paying you principal plus accrued interest.

-    No sinking fund will be provided; these debentures are not secured.


                                 TERMS OF SALE

-    There is no established trading      -    There are no underwriters or
     market for the debentures.                commissions to be paid. We are
-    We will sell debentures                   selling directly to you.
     continuously until they are all      -    We will receive all proceeds from
     sold or the offering is                   the sale of debentures. We expect
     terminated.                               the expenses of this offering to
                                               approximate $33,000.


         You should carefully consider the Risk Factors identified that we have listed beginning on page 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this Prospectus is June 21, 2000

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information, regarding issuers that file documents with the SEC electronically.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the debentures.

-    Annual Report on Form 10-K for the year ended December 31, 1999;

-    Quarterly Report on Form 10-Q for the first quarter ended March 31, 2000

         This prospectus is part of a registration statement we filed with the SEC.

         Any person, including any beneficial owner, may request a copy of these filings, at no cost, by contacting us as follows:
         Investor Relations
         Gary Smith
         Vice President, Finance & Treasurer
         The Andersons, Inc.
         480 West Dussel Drive
         Maumee, Ohio 43537
         (419)891-6417
         email:gary_smith@andersonsinc.com

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these debentures in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document. We undertake no obligation to update any of the information in this Prospectus, except as provided by law.


                                TABLE OF CONTENTS
                                                                   Page
            Summary                                                  3
            Risk Factors                                             4
            Use of Proceeds                                          4
            Capitalization                                           5
            Description of Debentures                                5
            Plan of Distribution                                     7
            Legal Opinions                                           7
            Experts                                                  7

                                     SUMMARY

     This page summarizes important points about us and about the debentures that we are selling. It is important that you read the more detailed information about the debentures that we are offering included later in the document and the information about us that we are incorporating by reference.

                               THE ANDERSONS, INC.

     We are engaged in several businesses including agriculture, processing, manufacturing and retail. Our Agriculture Group operates grain elevators, merchandises grain and distributes agricultural fertilizer. Our Processing Group produces lawn fertilizer and corncob products. Our Manufacturing Group buys, sells, leases and repairs railcars and our Retail Group operates six large home centers and a distribution center. We have been in existence since 1947 and have sold debentures under similar terms to this offering for many years. Our principal administrative offices are located at 480 West Dussel Drive, Maumee, Ohio 43537. Our telephone number is (419) 893-5050.

                                    OUR OFFER
SECURITIES           $8,000,000 principal amount 8.75% Ten-Year Debentures.
                     $12,000,000 principal amount 8.25% Five-Year Debentures.
                     Offered directly by the Company.
                     $1,000 minimum principal investment.
REDEMPTION           Redeemable at maturity or at the option of the Company.
USE OF PROCEEDS      Payment of current maturities of long-term debt with the
                     remainder added to working capital and general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                               Three months ended
                                                    March 31                           Year ended December 31
                                              -------------------- ------------------------------------------------------------
                                                 2000       1999        1999         1998        1997       1996       1995
                                              -------------------- ------------------------------------------------------------
Ratio of earnings to fixed charges               1.34       1.02        1.91         1.97        1.50       1.67       1.58

                          SUMMARY FINANCIAL INFORMATION
                  (In thousands, except for per share amounts)

                                                       Three months
                                                       ended March 31                   Year ended December 31
                                              ------------------------------ ---------------------------------------------------
                                                      2000           1999              1999           1998             1997
Sales and merchandising revenues                   $196,948       $199,965          $978,936       $1,098,722        $993,746
Income before income taxes                            1,839             66            11,959           13,006           6,255
Net income                                            1,222             44             8,379            9,752           4,074
Per share data:
   Basic                                               0.16           0.01              1.05             1.21            0.50
   Diluted                                             0.16           0.01              1.03             1.20            0.50
   Dividends paid                                      0.06           0.05              0.20             0.16            0.12

                                                        As of March 31                    As of December 31
                                              ------------------------------ ---------------------------------------------------
                                                      2000           1999              1999           1998             1997
Working capital                                    $ 63,325       $ 66,603          $ 67,939       $   65,898        $  53,595
Total assets                                        409,240        395,663           376,776          360,823          368,244
Long-term debt                                       73,003         71,757            74,127           71,565           65,709
Shareholders' equity                                 84,635         82,324            84,805           82,734           72,201

                                  RISK FACTORS

         Following are factors that we believe you should consider before making an investment decision.

SEASONALITY; WEATHER CONDITIONS

         Many of our operations are dependent on weather conditions. The success of our Agriculture Group is highly dependent on the weather in the eastern corn belt (Ohio, Michigan, Indiana and Illinois), primarily during the spring planting season through the summer (wheat) and fall (corn and soybean) harvests. The Processing Group manufactures and distributes lawn fertilizer for home and professional use and its sales are highly seasonal with the majority occurring in the first and second quarter. Poor weather conditions during the spring adversely affect consumer purchases of do-it-yourself lawn care products. The Retail Group's business is also highly seasonal with a majority of sales generated in the second and fourth quarters.

SUPPLY AND DEMAND OF COMMODITIES

         Our Agriculture Group buys, sells and holds inventories of various commodities, some of which are readily traded on commodity futures exchanges. Our Processing Group uses some of these same commodities as base raw materials in its lawn fertilizer. Changes in the supply and demand of these commodities can affect the value of inventories that we hold as well as the price of raw materials for our Processing Group. We hedge the majority of our grain inventory positions including purchase and sale contracts, however, we are unable to hedge 100% of the price risk of each transaction due to timing, availability of hedge contracts and third party credit risk.

ABSENCE OF PUBLIC MARKET FOR DEBENTURES; EFFECT OF INTEREST RATE CHANGES

         We don't intend to list these Debentures on any national securities exchange or on the Nasdaq national market. We don't expect any trading market to develop. Because of this, we can't provide assurance that any market will develop for the Debentures. If you want to sell your Debentures, we can't assure you that a willing buyer will be found or at what price you might be able to sell. In addition, because the interest rates on the Debentures are fixed, an increase in general interest rates would negatively impact the value of the Debentures and consequently any market that may develop.

SUBORDINATED OBLIGATIONS; ADDITIONAL LEVERAGE NOT RESTRICTED

         Our obligations under the Indenture are subordinate and junior in right of payment to all of our senior indebtedness. The Debentures are of equal rank with other debenture bonds of the Company due through 2010 at interest rates ranging from 6.3% to 8.7%. We are able to incur additional indebtedness or issue other securities that would be senior to the Debentures under the Indenture.

CALL FEATURE OF THE DEBENTURES

         You may redeem the Debentures on their maturity date for the principal amount plus accrued interest. We hold the option to call the Debentures at any time, paying principal plus interest at the date that they are called. Although we don't plan to call these debentures before their maturity, we can't guarantee that this will not happen. You, as a holder of Debentures, don't have the option to require us to purchase your Debentures.

ABSENCE OF DEBENTURE RATING

         The Debentures have not been rated by an independent rating organization. We don't plan to seek an independent rating at this time.

                                 USE OF PROCEEDS

         The offering is not underwritten and we don't know how many of the Debentures will sell or when they will be sold. The proceeds we receive from the sale of the Debentures (after deducting our expenses) will be used first for the payment of current maturities of long-term debt as scheduled. Following are our current maturities as of March 31, 2000 (in thousands):

Debenture bonds due April 1, 2000 - March 31, 2001,        $  587
   interest rate 7-8%
Notes payable, due quarterly with balance due in
   2004, interest rate 7.8%                                 1,592
Note payable, variable rate (6.7% at March 31, 2000)
   payable quarterly with balance due in 2002               1,345
Industrial development revenue bond due 2004 with
   annual payments, variable interest rate (6% at
   March 31, 2000)                                            882
Other                                                          41
                                                        ----------
                                                           $4,447
                                                        ==========

         There is no time limit to this offering, and we plan to continue the sale of the Debentures indefinitely or until they are completely sold. We are not requiring a minimum sale of Debentures under this offering, and if the amount sold does not cover our current maturities, we will fund those payments either through cash provided by operations or with borrowings on our short-term lines of credit.
         Our secondary use for proceeds will be to add to working capital. Increases in working capital will allow us to reduce our short-term borrowings.
         We have sold $252,000 of the five-year and $620,000 of the ten-year debentures since this offering was registered on June 4, 1999.

                                 CAPITALIZATION

         Following are the details (in thousands) of our consolidated capitalization as of March 31, 2000. We haven't included the effect of the receipt of any proceeds from this offering of Debentures, since the amount of proceeds and when the proceeds will be received is uncertain.

Long-term debt:
     Notes payable                                     $ 38,036
     Debenture bonds                                     24,341
     Industrial development revenue bonds                10,575
     Other                                                   51
                                                   --------------
          Total long-term debt                           73,003

Deferred income                                           3,374
Pension & postretirement benefits                         3,347
Minority interest                                           229
Shareholders' equity:
     Common shares                                           84
     Additional paid-in capital                          67,131
     Treasury shares                                     (7,895)
     Other                                                 (403)
     Retained earnings                                   25,718
                                                   --------------
          Total shareholders' equity                     84,635
                                                   --------------
                  Total capitalization                 $164,288
                                                   ==============

         See Notes 6, 7, and 10 to our Consolidated Financial Statements for additional information as to the lines of credit, long-term debt and leases and related commitments.

                            DESCRIPTION OF DEBENTURES

         The Debentures we are offering are to be issued under an Indenture between us and Fifth Third Bank, as Trustee (the "Trustee"). The original Indenture agreement was dated as of October 1, 1985, and has been supplemented by a Seventeenth Supplemental Indenture, dated as of August 14, 1997. The Seventeenth Supplemental Indenture was created to authorize a new series of debentures that were registered and issued from 1997 to the present. We confirmed our liability for the interest and principal payment of these debentures as well as compliance with the original indenture. Except for the rate of interest and years to maturity, the terms and conditions of the Debentures, including all debentures previously issued under the Indenture, are identical. Following are summaries of certain provisions of the Indenture that are not complete definitions. Please refer to the Seventeenth Supplemental Indenture a copy of which was filed as an exhibit to our 1999 Annual Report on Form 10-K or the original Indenture as previously filed. If particular Sections or defined terms of the Indenture are referred to in this Prospectus, we intend that such Sections or defined terms shall be incorporated by reference from the original Indenture documents.

GENERAL

         The Indenture does not limit the principal amount of the Debentures, either in the aggregate or as to any series. The Debentures will be unsecured direct obligations of the Company and any successor entities.

         We may not merge or consolidate or sell substantially all of our assets as an entirety unless the successor entity expressly assumes the payment of principal and interest on all outstanding Debentures

         Although we have no present plans, understandings or arrangements, we may issue unsecured debt in the future. This new unsecured debt may have terms that would be senior to the Debentures. If we become subject to any insolvency or bankruptcy proceedings, or any other receivership, liquidation, reorganization or similar proceedings, the holders of any such senior debt as well as holders of any of our secured debt would be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment of principal or interest on the Debentures. The Indenture contains no restriction against our issuance of additional indebtedness, including unsecured debt senior to the Debentures, or secured debt. The Debentures are of equal rank with other debenture bonds of the Company due through 2010 at interest rates ranging from 6.5% to 8.7%. See Note 7 of the Notes to our Consolidated Financial Statements for more information about our secured borrowings.

         The Indenture contains no minimum working capital, current ratio or other such requirements, or any protective provisions in the event of a highly leveraged transaction. No such transactions are contemplated.

         We will issue Debentures on the first of the following month after we receive payment for the Debentures. The Debentures we are offering will be due in either five years or ten years from their Original Issue Date. This maturity date is subject to our right to redeem the Debentures at any time by paying the holder the principal amount plus accrued interest to the date of redemption (Section 1101). The Debentures will bear interest at the annual rate shown on the front cover of this Prospectus. The interest payment will be made annually to the holder of record at the close of business on the fifteenth day of the month preceding the Interest Payment Date and will first occur one year from the Original Issue Date. (Section 301.) Principal and interest will be payable, and the Debentures will be transferable, at the office of the Trustee, Fifth Third Bank, Corporate Trust Services, Mail Drop 1090D2, 38 Fountain Square Plaza, Cincinnati, Ohio, 45263. We may, however, make any payment of interest or principal by check mailed to the address of the holder of record as it appears on the Debenture Register. (Sections 301 and 307.)

         The Debentures will be issued only in fully registered form without coupons in denominations of $1,000 or any multiple of $1,000. (Section 302.) No service charge will be made for any transfer or exchange of Debentures, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. (Section 305.)

         We may issue Debentures in series from time to time with an aggregate principal amount as is authorized by our Board of Directors. (Section 311.) The Debentures do not provide for any sinking fund. At March 31, 2000, we had outstanding Debentures with a principal amount of $24.3 million.

MODIFICATION AND WAIVER

         We can't modify the Indenture without the approval of the holders of 66 2/3% of the principal of all outstanding debentures that would be affected by the modification. Specifically, the following modifications need support of 66 2/3% of holders:


-        A change to the stated maturity date of the principal of any Debenture;
-        A change to the stated payment date of interest;
-        A reduction of the principal amount of any Debenture;
-        A reduction of the interest paid on any Debenture;
- A change to the place or currency of payment of principal or interest on any Debenture;
- A limitation on the right to institute suit for the enforcement of any payment on or with respect to any Debenture;
- A reduction of the above-stated percentage of holders of Debentures necessary to modify or amend the Indenture; or
- A modification of the foregoing requirements or reduction of the percentage of outstanding Debentures necessary to waive any past default to less than a majority.

         Holders of a majority of the principal amount of the outstanding Debentures may waive compliance by the Company with certain restrictions. (Sections 902 and 513)

EVENTS OF DEFAULT

         The following are events of default:
-        failure to pay principal when due;
-        failure to pay any interest when due, continued for 30 days;
- failure to perform any other indenture covenant of the Company, continued for 60 days after written notice; and
-        certain events in bankruptcy, insolvency or reorganization.

         If we don't make payments of principal or interest, the Trustee must provide you with a notice of default. For any other event of default, the Trustee is not required to send notice to you if it considers withholding the notice to be in your best interest. (Section 501 and 602.)

         If an event of default happens and is not cured, either the Trustee or the holders of 25% or more of the principal amount of the Debentures may accelerate the maturity of all outstanding Debentures.

         Holders of a majority of the principal amount of the outstanding Debentures may waive a default that would normally result in acceleration of the Debentures, but only if all defaults have been remedied and all payments due have been made. (Sections 502 and 513.)

         You have the unconditional right to receive the payment of principal and interest when due and to institute suit for the enforcement of such payment. (Section 508.)

THE TRUSTEE

         Except for its duties in the case of default as described previously, the Trustee is not required to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless such holders have offered to the Trustee reasonable indemnity. (Section 603.) Subject to such provisions for indemnification, the holders of a majority in principal amount of the outstanding Debentures may determine the time, method and place of conducting proceedings for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. (Section 512.)

         We are required to furnish to the Trustee an annual statement on our performance or fulfillment of covenants, agreements or conditions in the Indenture and the absence of events of default. (Section 1004.)

PLAN OF DISTRIBUTION

         This offering of Debentures is not underwritten. We are selling the Debentures directly to you without any intermediaries. There is no time limit to this offering and we plan to continue the sale of the Debentures indefinitely or until they are completely sold. We can't be sure of the amount of Debentures that we may ultimately sell. We are selling the Debentures for our own account and not paying commissions to anyone.

LEGAL OPINIONS

         Beverly J. McBride, our Vice President, General Counsel and Secretary issued an opinion regarding certain legal matters and matters with respect to Ohio law. She owns 39,399 of our common shares and has the option to purchase 13,480 additional common shares. She also holds 300 restricted shares that have not yet vested.

EXPERTS
         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         You should rely only on the information contained in or incorporated by reference in this prospectus. We have authorized no one to provide you with different information.

         We are not making an offer of these securities in any location where the offer is not permitted.

         You should not assume that the information in this prospectus, including information incorporated by reference, is accurate as of any date other than the date on the front of the prospectus.

                             SUBSCRIPTION AGREEMENT
         FOR 8.75% TEN-YEAR DEBENTURES AND 8.25% FIVE-YEAR DEBENTURES OF
                               THE ANDERSONS, INC.

     (I)(We) hereby subscribe for:

         ______________________________ multiple(s) of 8.75% Ten-Year Debentures

         ______________________________ multiple(s) of 8.25% Five-Year Debentures of The Andersons, Inc. at face value.  Each multiple is $1,000.  Herewith find $_________________ in full payment thereof.

     The Debentures should be registered and issued in the following mode of ownership:  (ONLY ONE MODE OF
OWNERSHIP MAY BE SELECTED)

1.   ______________________________ an individual.
                  (Name)

2.   ______________________________ and _______________________________ as joint tenants with right of survivorship and
                  (Name)                                      (Name)              not as tenants in common.

3.   ______________________________ and _______________________________ as tenants in common.
                  (Name)                                      (Name)

4.   ______________________________ as custodian for _____________________________ under the Uniform Gifts to Minors
                  (Name)                                                   (Name)               Act, as applicable.

5.   ______________________________ trustee for __________________________.
                  (Name)                                          (Name)

     Trust Name __________________________  Date of Trust______________________________

6.   ______________________________ TOD __________________________ subject to STA TOD Rules.
                  (Name)                                  (Name)

     I acknowledge receipt of a copy of the current Prospectus of The Andersons, Inc. with respect to the offering of the above Debentures subscribed for hereby which will be issued, and interest will begin to accrue, as of the first day of the month following the month in which payment of the Debentures has been received by The Andersons, Inc. Under the penalties of perjury, I certify that the information listed below is true, correct and complete.

Dated ____________________________________    Signed _____________________________________________________

                                              Signed _____________________________________________________

     Please print name, address, social security number and telephone number of registered owner(s).


--------------------------------------------------     --------------------------------------------------------
                        (Name)                                                  (Name)

--------------------------------------------------     --------------------------------------------------------
                        (Street)                                                (Street)

--------------------------------------------------     --------------------------------------------------------
                  (City, State, Zip Code)                                  (City, State, Zip Code)

--------------------------------------------------     --------------------------------------------------------
 (Social Security Number or Federal I.D. Number)           (Social Security Number or Federal I.D. Number)

--------------------------------------------------     --------------------------------------------------------
          (Area Code)(Telephone Number)                             (Area Code)(Telephone Number)

Make check payable to: The Andersons, Inc.             YOU ARE REQUIRED TO COMPLETE THE W-9 FORM ON THE REVERSE
Mail to: The Andersons, Inc., Assistant Treasurer,                   SIDE OF THIS SUBSCRIPTION.
         PO Box 119, Maumee, Ohio 43537

                                    W-9 FORM
                            IMPORTANT TAX INFORMATION

We ask that you complete this substitute form W-9, sign in the space provided, and return it, with the subscription agreement to: The Andersons, Inc.
                                                   PO Box 119
                                                   Maumee, Ohio 43537

A) Is your name and address correct on the preceding subscription form? _____ Yes _____ No (If No, please correct it on the subscription agreement.)

B) Taxpayer Identification Number (TIN). - Enter your TIN in the space provided below:

      Employer Identification Number ___ ___ - ___ ___ ___ ___ ___ ___ ___
                                      -OR-
         Social Security Number ___ ___ ___ - ___ ___ - ___ ___ ___ ___


C)  Please check the appropriate box:       [] Individual / Sole Proprietor     [] Corporation

                                            [] Partnership                      [] Other ____________

D) Certification: Under penalties of perjury, I certify that:

     1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

     2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification instructions: You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Signature: ___________________________ Title: ____________________Date: ________